UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

 (Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Compensatory Arrangments of Certain Officers

On October 11, 2012, AutoChina International Limited (the “Company”) entered into an employment agreement with Jason Wang (the “Agreement”). Pursuant to the Agreement, Mr. Wang will continue to serve as the Company’s Chief Financial Officer for a period of three (3) years. Mr. Wang will receive $200,000 per year, and will be eligible to participate in the benefits made generally available by the Company to similarly-situated executives in accordance with the Company’s equity incentive plan.

The Agreement may be terminated by the Company (i) upon termination of Mr. Wang “for cause”, which is defined as (A) the failure of Mr. Wang to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for Mr. Wang to correct the same within a reasonable period specified by the Company; (B) any breach by Mr. Wang of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company's reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by Mr. Wang involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to Mr. Wang’s death, (iii) in the event Mr. Wang becomes eligible for the Company’s long-term disability benefits or if Mr. Wang is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case Mr. Wang is entitled to 3 months base salary as severance, to the extent Mr. Wang is not otherwise employed during the severance period.

The Agreement may be terminated by Mr. Wang: (i) for any reason or no reason at all upon 3 months’ advance notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in Mr. Wang’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of the Company if (i) such reduction is effected by the Company without the consent of Mr. Wang and (ii) such event occurs within 3 months after a change in control of the Company. If the Agreement is terminated by Mr. Wang for “good reason,” then Mr. Wang is entitled to one-month base salary severance to the extent Mr. Wang is not otherwise employed during the severance period.

Other Events.

On October 25, 2012, the Company issued a press release: (i) providing an update on the number of commercial vehicles leased, and the number of new commercial vehicle financing and service centers opened, during the third quarter of 2012; and (ii) and announcing that the Company closed the previously announced acquisition of Heat Planet Holdings Limited (“Heat Planet”) and Alliance Rich Management Limited (“Alliance Rich”). Heat Planet is wholly owned by Alliance Rich, whose sole director and shareholder is Yong Hui Li, the Company’s Chairman and Chief Executive Officer. Heat Planet’s primary asset is the ownership, through its subsidiaries, of 23 floors of office space in the Kai Yuan Center, a 245 meter tall building in central Shijiazhuang City, Hebei Province. A full copy of the press release is attached here to as Exhibit 99.1.

On October 25, 2012, the Company issued a second press release announcing the launch of a new website for the Company’s customer base in China, which can be found at http://www.kywmall.com. A full copy of the press release is attached here to as Exhibit 99.2.

Financial Statements and Exhibits

Exhibit No.	Description

10.1	Employment Agreement between the Company and Jason Wang, dated October 11, 2012

99.1	Press Release, dated October 25, 2012

99.2	Press Release, dated October 25, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: October 31, 2012	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

Exhibit No.	Description

10.1	Employment Agreement between the Company and Jason Wang, dated October 11, 2012

99.1	Press Release, dated October 25, 2012

99.2	Press Release, dated October 25, 2012